MEDIA RELEASE

SMART Reports Full Year and Fourth Quarter 2012 Financial Results

•	Full year revenue of $745.8 million

•	Annual gross margin of 45.0%

•	Full year Adjusted EBITDA of $127.5 million

•	Annual Adjusted Net Income of $70.6 million

CALGARY, Alberta, May 17, 2012 – SMART Technologies Inc. (Nasdaq: SMT) (TSX: SMA), a leading provider of collaboration solutions, today announced financial results for its full year and fourth quarter ended March 31, 2012.

“Our 2012 results reflect continued momentum within our business segment, highlighting our ability to leverage new channel relationships and drive tangible business value for enterprises worldwide, “ stated Tom Hodson, Interim President and CEO of SMART. “Despite the ongoing difficult macro environment for education funding, our commitment to product innovation and quality remains a key priority, as we are dedicated to enhancing the overall user experience and driving expanded adoption worldwide. The breadth of our product portfolio and the strength of our brand remain significant competitive advantages for SMART.”

Hodson continued, “Looking ahead, we will continue to build a sustainable cost structure for the long term, while also investing in our growing business segment. In addition, the continued uncertainty in our largest education markets, together with the early stage of the business market, have reduced our near-term visibility. As a result, we are only providing directional guidance and currently expect our fiscal 2013 revenue to decline at a slightly higher rate than fiscal 2012. We also expect Adjusted Net Income for fiscal 2013 to decline compared to last year.”

	GAAP Results
	Three months ended March 31,		Fiscal year ended March 31,
($ millions)	2012	2011	2012	2011
Revenue	$148.0	$167.3	$745.8	$790.1
Net (Loss) Income	$(2.7)	$7.6	$31.8	$69.4

	Non-GAAP Results
	Three months ended March 31,		Fiscal year ended March 31,
($ millions)	2012	2011	2012	2011
Adjusted EBITDA	$1.7	$16.4	$127.5	$185.8
Adjusted Net (Loss) Income	$(5.1)	$0.8	$70.6	$85.5

Total revenue for the fourth quarter of fiscal 2012 was $148.0 million compared to $167.3 million in the prior-year period. In terms of unit sales, 81,716 interactive displays were sold in the quarter, compared to 86,717 units sold in the prior-year period. Average selling price for the fourth quarter was $1,322, compared to $1,432 in the prior-year period. Total revenue for fiscal 2012 was $745.8 million, a decrease of 6% over the prior-year. Revenue during fiscal 2012 increased in both EMEA and in the Rest of World, up 5% and 33% year over year, respectively, while North America declined 13% due to continued constraints on education spending in the United States. Average selling price for fiscal 2012 was $1,426 compared to $1,422 in the prior-year period.

Gross profit for the fourth quarter of fiscal 2012 was $58.8 million compared to $77.7 million in the prior-year period. Gross margin for the fourth quarter was 40%, compared to 46% for the prior-year period. Gross margin during the quarter was impacted by a $5.2 million warranty charge primarily related to repairs and replacements for the SMART UF55 line of projectors, which were discontinued in fiscal 2011. Excluding the warranty charge, gross margin was 43% during the fourth quarter of fiscal 2012. Gross margin for fiscal 2012 was 45%, compared to 50% in fiscal 2011. In addition to the warranty charge, gross margin was impacted by costs resulting from the move of our assembly operations to contract manufacturers and competitive pricing in certain markets.

Adjusted EBITDA for the fourth quarter of fiscal 2012 was $1.7 million, representing an Adjusted EBITDA margin of 1%, compared to $16.4 million or 10% in the prior-year period. Adjusted EBITDA for fiscal 2012 was $127.5 million, representing an Adjusted EBITDA margin of 17% compared to 23% or $185.8 million for fiscal 2011. Adjusted EBITDA margin is calculated by dividing Adjusted EBITDA by revenue after adding back the net impact of deferred revenue.

GAAP net loss was $2.7 million for the fourth quarter of fiscal 2012 compared to net income of $7.6 million in the prior-year period. GAAP EPS loss was $0.02 based on 121.4 million weighted-average shares outstanding, compared to GAAP EPS of $0.06 based on 123.8 million weighted-average shares outstanding during the prior-year period. GAAP net loss during the quarter ended March 31, 2012 includes a $5.6 million foreign exchange gain, compared to a $13.6 million foreign exchange gain in the prior-year period. GAAP net income for fiscal 2012 was $31.8 million or $0.26 per share, compared to net income of $69.4 million or $0.53 per share for fiscal 2011. GAAP net income for fiscal 2012 included an $8.5 million foreign exchange loss, compared to a foreign exchange gain of $10.5 million for fiscal 2011.

Adjusted Net Loss for the fourth quarter of fiscal 2012 was $5.1 million compared to Adjusted Net Income of $0.8 million in the same period last year. Adjusted EPS loss was $0.04 based on 121.4 million weighted-average shares outstanding, compared to Adjusted EPS of $0.01 based on 123.8 million weighted-average shares outstanding for the fourth quarter of fiscal 2011. Adjusted Net Income for fiscal 2012 was $70.6 million or $0.57 per share compared to $85.5 million or $0.65 per share for fiscal 2011.

As of March 31, 2012, SMART had cash and cash equivalents of $95.5 million and $291.3 million of debt outstanding.

Conference Call Information

SMART will host a conference call today, May 17, 2012, at 2:30 p.m. MT (4:30 p.m. ET) to discuss the company’s financial results. To access this call, dial 877.312.5844 (North America) or 253.237.1152 (outside North America) with conference ID #75301673. A live webcast of the conference call and supplemental slides will be accessible from the investor relations page of SMART’s website at http://investor.smarttech.com/index.cfm, and a replay will be archived and accessible at http://investor.smarttech.com/events.cfm. A replay of this conference call may also be accessed through May 27, 2012, by dialing 855.859.2056 (North America) or 404.537.3406 (outside North America). The replay pass code is 75301673.

About SMART

SMART Technologies Inc. is a leading provider of collaboration solutions that change the way the world works and learns. As the global leader in interactive whiteboards, our focus is on developing a variety of easy-to-use, integrated solutions that free people from their desks and computer screens, making collaboration and learning with digital resources more natural. Our products have transformed teaching and learning in more than 1.9 million classrooms worldwide, reaching over 40 million students and teachers. In business, our Freestorm™ visual collaboration solutions improve the way that people work and collaborate, enabling them to be more productive and reduce costs.

The SMART Technologies logo is available at www.globenewswire.com/newsroom/prs/?pkgid=7573.

Forward-Looking Statements

Certain statements made in this press release are forward-looking statements within the meaning of the U.S. federal and applicable Canadian securities laws. Statements that include the words “expanding,” “expect,” “increasing,” “intend,” “plan,” “believe,” “project,” “estimate,” “anticipate,” “may,” “will,” “continue,” “further,” “seek,” “commitment,” “dedicated,” and similar words or statements of a future or forward-looking nature identify forward-looking statements. In particular and without limitation, this press release contains forward-looking statements pertaining to our commitment to product innovation and quality, our dedication to enhancing the overall user experience and driving expanded adoption worldwide, our brand and portfolio related competitive advantages, the continued build of a sustainable cost structure for the future while also investing in our growing business segment, growth in our business segment, continued uncertainty in our largest education markets, a reduction of our near-term visibility, and our expectations regarding fiscal 2013 performance, including fiscal 2013 revenue, the rate of revenue decline, and Adjusted Net Income.

All forward-looking statements address matters that involve risks, uncertainties and assumptions. Accordingly, there are or will be important factors and assumptions that could cause our actual results and other circumstances and events to differ materially from those indicated in these statements. We believe that these factors and assumptions include, but are not limited to, those described under “Risks Related to Our Business” and “Capital Structure Risks” in our management’s discussion and analysis for the year ended March 31, 2012.

The forward-looking statements speak only as of the date they are made. Except as may be required by applicable law, we do not undertake to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements are made.

Non-GAAP Financial Measures

We define Adjusted EBITDA as net income before interest, income taxes, depreciation and amortization, as well as adjusting for the following items: foreign exchange gains or losses, net change in deferred revenue, stock-based compensation, acquisition costs, costs of restructuring and other income. We define Adjusted Net Income as net income before stock-based compensation, acquisition costs, costs of restructuring, foreign exchange gains or losses, net change in deferred revenue and amortization of intangible assets, all net of tax.

Adjusted EBITDA and Adjusted Net Income are non-GAAP measures and should not be considered as an alternative to net income or any other measure of financial performance calculated and presented in accordance with GAAP. Adjusted EBITDA, Adjusted Net Income and other non-GAAP measures have inherent limitations and therefore, you should not place undue reliance on them.

We use Adjusted EBITDA as a key measure to assess the core operating performance of our business removing the effects of our leveraged capital structure and the volatility associated with the foreign exchange on our U.S. dollar-denominated debt. We also use Adjusted Net Income to assess the performance of the business removing the after-tax impact of stock-based compensation, acquisition costs, costs of restructuring, foreign exchange gains and losses, revenue deferral and amortization of intangible assets. We use both of these measures to assess business performance when we evaluate our results in comparison to budgets, forecasts, prior-year financial results and other companies in our industry. Many of these companies use similar non-GAAP measures to supplement their GAAP disclosures but such measures may not be directly comparable. In addition to its use by management in the assessment of business performance, Adjusted EBITDA is used by our Board of Directors and by our lenders in assessing management’s performance. Adjusted Net Income is used by our Board of Directors in assessing management’s performance and is a key metric in the determination of incentive plan payments. We believe Adjusted EBITDA and Adjusted Net Income may be useful to investors in evaluating our operating performance because securities analysts use metrics similar to Adjusted EBITDA and Adjusted Net Income as supplemental measures to evaluate the overall operating performance of companies.

SMART Technologies Inc.

Unaudited Consolidated Condensed Statements of Operations and Selected Other Data

(millions of U.S. dollars, except share amounts, per share amounts, percentages,  units and average selling prices)

	Three months ended March 31,				Fiscal year ended March 31,
	2012		2011		2012		2011
Consolidated Statements of Operations
Revenue		$148.0		$167.3		$745.8		$790.1
Cost of sales		89.2		89.6		410.2		399.2

Gross margin		58.8		77.7		335.6		390.9

Operating expenses
Selling, marketing and administration		46.0		51.6		178.3		180.1
Research and development		13.2		15.2		51.8		53.7
Depreciation and amortization		7.9		7.9		30.8		31.8
Restructuring costs		0.2		—		13.4		—

Operating (loss) income		(8.5)		3.0		61.3		125.3
Non-operating expenses
Other income, net		(0.1)		(0.1)		(0.5)		(0.5)
Interest		3.5		4.8		14.6		31.6
Foreign exchange (gain) loss		(5.6)		(13.6)		8.5		(10.5)

(Loss) Income before income taxes		(6.3)		11.9		38.7		104.7
Income tax (recovery) expense		(3.6)		4.3		6.9		35.3

Net (loss) income		$(2.7)		$7.6		$31.8		$69.4

(Loss) earnings per share
Basic		$(0.02)		$0.06		$0.26		$0.53
Diluted		$(0.02)		$0.06		$0.26		$0.53
Weighted-average number of shares outstanding
Basic		121,445,305		123,772,791		122,726,275		130,775,288
Diluted		121,445,305		123,772,791		123,370,043		130,775,288
Period end number of shares outstanding		121,445,305		123,772,791		121,445,305		123,772,791

Selected Data
Revenue by geographic location
North America		$89.9		$109.5		$486.9		$558.4
Europe, Middle East and Africa		38.6		43.1		183.9		175.5
Rest of World		19.5		14.7		75.0		56.2

		$148.0		$167.3		$745.8		$790.1

Revenue change(1)		(11.5)%		7.5%		(5.6)%		21.9%
As a percent of revenue
Gross margin		39.7%		46.4%		45.0%		49.5%
Selling, marketing and administration		31.1%		30.8%		23.9%		22.8%
Research and development		8.9%		9.1%		6.9%		6.8%

Adjusted EBITDA(2)		$1.7		$16.4		$127.5		$185.8
Adjusted EBITDA as a percent of revenue(2) (3)		1.1%		9.7%		16.9%		23.1%

Adjusted Net (Loss) Income(4)		$(5.1)		$0.8		$70.6		$85.5
Adjusted Net (Loss) Income per share(4)(5)		$(0.04)		$0.01		$0.57		$0.65

Total number of interactive displays sold(6)		81,716		86,717		395,101		423,390
Average selling price of interactive displays sold(7)		$1,322		$1,432		$1,426		$1,422

Total assets Total long-term liabilities	$ $	539.6 393.6	$ $	546.2 435.9	$ $	539.6 393.6	$ $	546.2 435.9

Certain reclassifications have been made to prior periods’ figures to conform to the current period’s presentation.

(1)	Revenue change is calculated as a percentage by comparing the change in revenue in the period to revenue during the same period in the immediately preceding fiscal year.
(2)	Adjusted EBITDA is a non-GAAP measure that is described and reconciled to net (loss) income in the next section and is not a substitute for the GAAP equivalent.
(3)	Adjusted EBITDA as a percentage of revenue is calculated by dividing Adjusted EBITDA by revenue after adding back the net change in deferred revenue.
(4)	Adjusted Net (Loss) Income is a non-GAAP measure that is described and reconciled to net (loss) income in the next section and is not a substitute for the GAAP equivalent.
(5)	Adjusted Net (Loss) Income per share is calculated by dividing Adjusted Net (Loss) Income by the average number of basic shares outstanding during the period.
(6)

Interactive displays include SMART Board® interactive whiteboard systems and associated projectors, SMART Board interactive flat panels, appliance-based interactive displays, SMART Board interactive overlays, SMART Podium™ interactive pen displays and SMART Table® interactive learning centers. SMART modified this category in the fourth quarter of fiscal 2012 to encompass all of its new and existing interactive display products. Previously, the category did not include SMART Podium and SMART Table.

(7)	Average selling price of interactive displays is calculated by dividing the total revenue from the sale of interactive displays by the total number of units sold.

SMART Technologies Inc.

Unaudited Consolidated Condensed Balance Sheets (millions of U.S. dollars)

	March 31, 2012	March 31, 2011
ASSETS
Current assets
Cash and cash equivalents	$95.5	$119.0
Trade receivables	94.3	105.0
Other current assets	13.8	9.3
Income taxes recoverable	10.1	—
Inventory	110.8	81.8
Deferred income taxes	14.0	12.2

	338.5	327.3

Property and equipment	109.7	117.2
Goodwill and intangible assets	66.5	76.3
Deferred income taxes	19.9	17.2
Deferred financing fees	5.0	8.2

	$539.6	$546.2

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities
Accounts payable and accrued liabilities	$120.5	$116.1
Deferred revenue	34.0	31.5
Income taxes payable	—	2.9
Current portion of long-term debt	3.1	3.1

	157.6	153.6

Long-term debt	288.2	336.3
Other long-term liabilities	5.7	—
Deferred revenue	90.8	88.0
Deferred income taxes	8.9	11.6

	551.2	589.5
Shareholders’ deficit
Share capital	696.4	721.8
Accumulated other comprehensive loss	(10.8)	(11.9)
Additional paid-in capital	32.9	8.7
Deficit	(730.1)	(761.9)

	(11.6)	(43.3)

	$539.6	$546.2

SMART Technologies Inc.

Unaudited Consolidated Condensed Statements of Cash Flows

(millions of U.S. dollars)

	Fiscal year ended March 31,
	2012	2011
Cash provided by (used in)
Operations
Net income	$31.8	$69.4
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	34.6	35.9
Non-cash interest expense on long-term debt	4.0	7.6
Non-cash restructuring costs in other long-term liabilities	5.4	—
Stock-based compensation	8.4	8.7
Loss (gain) on foreign exchange	8.3	(11.5)
Deferred income tax (recovery) expense	(8.4)	(0.3)
Loss on disposal of property and equipment	0.2	0.1
Change in non-cash working capital	(26.7)	(25.0)

Cash provided by operating activities	57.6	84.9
Investing
Business acquisition	—	(74.0)
Capital expenditures	(23.0)	(27.5)
Intangible assets	—	(0.5)

Cash used in investing activities	(23.0)	(102.0)
Financing
Repayment of debt	(48.0)	(239.3)
Proceeds from initial public offering, net	—	134.3
Financing fees paid	—	(1.4)
Repurchase of common shares	(9.8)	—
Participant equity loan plan, net	—	8.3

Cash used in financing activities	(57.8)	(98.1)
Effect of exchange rate changes on cash and cash equivalents	(0.3)	4.0

Net decrease in cash and cash equivalents	(23.5)	(111.2)
Cash and cash equivalents, beginning of year	119.0	230.2

Cash and cash equivalents, end of year	$95.5	$119.0

SMART Technologies Inc.

Unaudited Reconciliation of GAAP and Non-GAAP Results

(millions of U.S. dollars)

	Three months ended March 31,		Fiscal year ended March 31,
	2012	2011	2012	2011
Adjusted EBITDA
Net (loss) income	$(2.7)	$7.6	$31.8	$69.4
Income tax (recovery) expense	(3.6)	4.3	6.9	35.3
Depreciation in cost of sales	1.0	0.9	3.8	4.1
Depreciation and amortization	7.9	7.9	30.8	31.8
Interest expense	3.5	4.8	14.6	31.6
Foreign exchange (gain) loss	(5.6)	(13.6)	8.5	(10.5)
Change in deferred revenue(1)	0.3	1.5	8.6	14.8
Stock-based compensation	1.0	3.1	8.4	8.7
Acquisition costs	—	—	—	1.1
Costs of restructuring(2)	—	—	14.6	—
Other income, net	(0.1)	(0.1)	(0.5)	(0.5)

Adjusted EBITDA	$1.7	$16.4	$127.5	$185.8

(1)	Change in deferred revenue is calculated as the difference between deferred revenue and deferred revenue recognized. In accordance with our revenue recognition policy, deferred revenue represents the portion of our sales that we do not recognize in the period. Deferred revenue recognized represents the portion of our revenue deferred in a prior period that we recognized in the current period. We deferred revenue of $42.7 million and $44.2 million in the years ended March 31, 2012 and 2011, respectively. We deferred revenue of $9.2 million in each of the three month periods ended March 31, 2012 and 2011.
(2)	Includes restructuring costs of $13.4 million disclosed in the Company’s consolidated statements of operations in fiscal 2012 and $1.2 million in raw materials inventory write-offs in fiscal 2012 related to product lines that were discontinued at the Ottawa facility in connection with the restructuring activities.

	Three months ended March 31,		Fiscal year ended March 31,
	2012	2011	2012	2011
Adjusted Net (Loss) Income
Net (loss) income	$(2.7)	$7.6	$31.8	$69.4
Adjustments to net (loss) income
Amortization of intangible assets	2.4	2.4	9.6	9.0
Foreign exchange (gain) loss	(5.6)	(13.6)	8.5	(10.5)
Change in deferred revenue(1)	0.3	1.5	8.6	14.8
Stock-based compensation	1.0	3.1	8.4	8.7
Acquisition costs	—	—	—	1.1
Costs of restructuring(2)	—	—	14.6	—

	(1.9)	(6.6)	49.7	23.1
Tax impact on adjustments(3)	0.5	0.2	10.9	7.0

Adjustments to net (loss) income, net of tax	(2.4)	(6.8)	38.8	16.1

Adjusted Net (Loss) Income	$(5.1)	$0.8	$70.6	$85.5

Adjusted Net (Loss) Income per share
(Loss) earnings per share – basic and diluted	$(0.02)	$0.06	$0.26	$0.53
Adjustments to net (loss) income, net of tax, per share	(0.02)	(0.05)	0.31	0.12

Adjusted Net (Loss) Income per share	$(0.04)	$0.01	$0.57	$0.65

(1)	Change in deferred revenue is calculated as the difference between deferred revenue and deferred revenue recognized. In accordance with our revenue recognition policy, deferred revenue represents the portion of our sales that we do not recognize in the period. Deferred revenue recognized represents the portion of our revenue deferred in a prior period that we recognized in the current period.
(2)	Includes restructuring costs of $13.4 million disclosed in the Company’s consolidated statements of operations in fiscal 2012 and $1.2 million in raw materials inventory write-offs in fiscal 2012 related to product lines that were discontinued at the Ottawa facility in connection with the restructuring activities.
(3)	Reflects the tax impact on the adjustments to net (loss) income. A key driver of our foreign exchange loss (gain) is the conversion of our U.S. dollar-denominated debt that was originally incurred at an average rate of 1.05. When the unrealized foreign exchange amount on U.S. dollar-denominated debt is in a net gain position as measured against the original exchange rate, the gain is tax-effected at current rates. When the unrealized foreign exchange amount on the external U.S. dollar-denominated debt is in a net loss position as measured against the original exchange rate, a valuation allowance is taken against it and as a result no net tax effect is recorded.

For more information, please contact

Media contact

Marina Geronazzo

Manager, Public Relations

SMART Technologies Inc.

Phone 1.403.407.5088

E-mail MarinaGeronazzo@smarttech.com

Investor contact

Investor Relations

SMART Technologies Inc.

Phone 1.877.320.2241

E-mail ir@smarttech.com

© 2012 SMART Technologies. Freestorm, SMART Board, SMART Podium, SMART Table, the SMART logo and smarttech are trademarks or registered trademarks of SMART Technologies in the U.S. and/or other countries.

Please note that SMART is written in all capital letters.